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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        BORON, LEPORE & ASSOCIATES, INC.
                            (Name of Subject Company)

                        BORON, LEPORE & ASSOCIATES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   10001P 10 2
                      (CUSIP Number of Class of Securities)

                                Patrick G. LePore
                             Chief Executive Officer
                        Boron, LePore & Associates, Inc.
                                1800 Valley Road
                             Wayne, New Jersey 07470
                                 (973) 709-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

                             John R. LeClaire, P.C.
                           Joseph L. Johnson III, P.C.
                               Goodwin Procter LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Boron, LePore & Associates, Inc., a Delaware corporation ("BLP"), hereby amends and supplements its Statement on Schedule 14D-9 (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") on May 24, 2002, as amended and supplemented by Amendment No. 1, filed with the Commission on May 30, 2002, and Amendment No. 2, filed with the Commission on June 5, 2002, with respect to the tender offer by Garden Merger Corp., a Delaware corporation ("Subcorp") and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation ("Cardinal"), to purchase all of the outstanding shares of the Common Stock, par value $0.01 per share, of BLP ("Shares"), at a purchase price of $16.00 per Share (the "Offer Price"), net to seller in cash, without interest thereon, less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively, constitute the "Offer").

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and supplemented by adding the following after the first sentence of the third paragraph of Item 3 entitled "Interests of Certain Persons":

     "Pursuant to Employment and Confidentiality Agreements (the "Employment and Confidentiality Agreements") dated May 15, 2002, among BLP, Cardinal and each of Patrick G. LePore, BLP's Chairman and Chief Executive Officer, Steven M. Freeman, BLP's President, and Anthony J. Cherichella, BLP's Executive Vice President and Chief Financial Officer (each, an "Executive"), each Executive will receive, effective as of the Effective Time, a non-qualified stock option grant for the purchase of Cardinal common shares. Mr. LePore will receive an option to purchase 75,000 Cardinal common shares; and Messrs. Freeman and Cherichella each will receive an option to purchase 65,000 Cardinal common shares, in addition to any options they may receive in the pool of option shares made available for BLP employees. In addition, under each of the Employment and Confidentiality Agreements, the Executive will have an opportunity to earn
     (i) an annual target bonus based upon to be determined performance objectives under the Cardinal Management Incentive Plan (with a minimum payment only with respect to Cardinal's fiscal year ending June 30, 2003) and (ii) a transition period bonus based upon pre-determined business plan objectives established for BLP by Cardinal for Cardinal's fiscal year ending June 30, 2003. Assuming that the Merger becomes effective on or prior to June 30, 2002, Messrs. LePore, Freeman and Cherichella each will be entitled to receive (i) a minimum annual target bonus payment with respect to Cardinal's fiscal year ending June 30, 2003 of $150,000, $112,500 and $55,000, respectively, under the Cardinal Management Incentive Plan and (ii) a minimum transition period bonus payment of $37,500, $37,500 and $25,000, respectively; provided that, prior to June 30, 2003, the Executive does not terminate his employment without "good reason" (as defined in each of the Employment and Confidentiality Agreements) or his employment is not terminated by BLP for "cause" (as defined in each of the Employment and Confidentiality Agreements). In addition, the Compensation Committee of the BLP Board determined, as of the date of each of the Employment and Confidentiality Agreements, that BLP achieved certain performance criteria for the portion of the 2002 calendar year prior to the date of each of the Employment and Confidentiality Agreements and that each Executive accordingly has earned a portion of his 2002 annual bonus. As a result of this determination, each Executive will be entitled to receive a pro rata portion of the annual bonus that has been earned by each Executive with respect to the 2002 calendar year under the BLP Group Companies Executive Bonus Plan, which bonus will be paid to the Executive in January 2003; provided that, prior to December 31, 2002, the Executive does not terminate his employment without "good reason" (as defined in each of the Employment and Confidentiality Agreements) or his employment is not terminated by BLP for "cause" (as defined in each of the Employment and Confidentiality Agreements). Because the date of the Merger cannot be determined, the amount each of Messrs. LePore, Freeman and Cherichella will receive cannot be determined. If the Merger were to occur on June 30, 2002, Messrs. LePore, Freeman and Cherichella would be entitled to receive $225,000, $187,500 and $105,000, respectively, under the BLP Group Companies Executive Bonus Plan. This summary is qualified in its entirety by reference to (i) the summary of the Employment and Confidentiality Agreements contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders with this Statement, is filed as an exhibit to the Schedule TO and is incorporated in this Statement by reference and (ii) the Form of Employment and Confidentiality Agreement, which is filed with this Statement as

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     Exhibit (e)(3) and is incorporated in this Statement by reference. See also the paragraph below entitled `Employment and Confidentiality Agreements.'"

Item 4.  The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented as follows:

(a) by deleting the fourth paragraph under the section entitled "Background" and replacing it with the following:

     "On February 5, 2002, BLP's Board of Directors held its regular quarterly/year-end meeting. At that meeting, Mr. LePore updated the BLP Board on his recent discussion with Messrs. Fotiades and Ford. The BLP Board discussed the relative advantages and potential risks to BLP and its stockholders of the various aspects of BLP's long range plan given current economic conditions. Under the long range plan, BLP would seek to generate internal growth through expanding service offerings to existing clients and leveraging BLP's core competencies to expand its client base and generate external growth through a series of acquisitions using capital raised in the equity markets or borrowed funds. In assessing the likely success of BLP in achieving the objectives of its long range plan, the BLP Board noted that recent declines in pharmaceutical company spending as a result of the recent economic downturn and ongoing consolidation in the pharmaceutical industry were indicative of the risks associated with this strategy. Moreover, the BLP Board noted that there were risks related to finding suitable acquisition candidates and successfully acquiring and integrating such companies into BLP, as well as the risk of being able to obtain capital on favorable terms to fund such acquisitions. After a discussion of these alternatives, BLP's Board of Directors authorized management to explore further the opportunity for a transaction with Cardinal."

(b) by deleting numbered paragraph 1 entitled "Reasons for the Recommendation of the Board of Directors - BLP Operating and Financial Condition" and replacing it with the following:

     "1. BLP Operating and Financial Condition. The BLP Board considered the current and historical financial condition and results of operations of BLP, including the cyclical nature of such results due to pharmaceutical company spending patterns and BLP's project-based model. The BLP Board determined that stockholder value was likely adversely impacted because of the volatility of BLP's revenues. The Board noted that pharmaceutical company spending patterns might become even more unpredictable due to the current economic environment and the ongoing consolidation in the pharmaceutical industry. The Board noted that these issues had no near term solutions and therefore favored undertaking a strategic transaction. The Board also considered the prospects of BLP as an independent public company, including BLP's plans for internal growth and growth through acquisition. The BLP Board considered the risks inherent in a growth strategy, including risks related to BLP's reliance upon a few major customers, the risk of finding suitable acquisition candidates and successfully acquiring and integrating such companies into BLP, as well as the risk of being able to obtain capital on favorable terms to fund such acquisitions. The Board found that these risks to the growth strategy made such strategy less favorable than the Offer and Merger. The BLP Board also considered BLP's small market capitalization and limited liquidity, and determined that these factors also favored pursuing an acquisition."

(c) by deleting the first sentence of numbered paragraph 4 entitled "Reasons for the Recommendation of the Board of Directors - Strategic Alternatives" and replacing it with the following:

     "The BLP Board considered the presentation of BLP's financial advisor, Bear Stearns, and the BLP Board's review with respect to trends in the industry in which BLP's business operates. The BLP Board also considered the risks and uncertainties associated with BLP remaining an independent public company or merging with other companies in the industry. The BLP Board believed that the Offer and the Merger represented a more desirable alternative for the stockholders than continuing to operate as a public company and attempting to achieve internal growth and growth through acquisitions. In reaching this conclusion, the BLP Board considered the risks and uncertainties inherent in a growth strategy, including risks related to BLP's reliance upon major customers, the volatility of BLP's revenues, the risk of finding

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     suitable acquisition candidates and successfully acquiring and integrating such companies into BLP, as well as the risk of being able to obtain capital on favorable terms to fund such acquisitions. The Board found that these risks to the growth strategies made such strategies less favorable than the Offer and Merger."

(d) by deleting the penultimate and last sentences of numbered paragraph 6 entitled "Reasons for the Recommendation of the Board of Directors - Alternative Transactions" and replacing them with the following:

     "The BLP Board recognized that the inclusion of such provisions in the Merger Agreement could make it more difficult for a more attractive offer for the acquisition of BLP to be presented to BLP and its stockholders. However, in the view of the BLP Board, in consultation with its outside legal and financial advisors, these provisions would not prevent another party interested in making a more attractive offer from coming forward. Moreover, the BLP Board believed that, based on the contacts that BLP had with various third parties regarding a potential transaction involving BLP, the fact that BLP had engaged in a vigorous exploration of its strategic options, as described in the "Background" section of this Item 4, and that Cardinal would only enter into the Merger Agreement if it contained these provisions, the Merger Agreement represented the best offer reasonably available to BLP and its stockholders."

(e) by deleting the parenthetical in numbered paragraph 7 entitled "Reasons for the Recommendation of the Board of Directors - Potential Conflicts of Interest" and replacing it with the following:

     "(as described above in the "Interests of Certain Persons," "Employment and Confidentiality Agreements" and "Effects of the Offer and the Merger under BLP's Stock Plans and Agreements between BLP and its Executive Officers and Directors" sections of Item 3)"

(f) by adding the following at the end of numbered paragraph 7 entitled "Reasons for the Recommendation of the Board of Directors - Potential Conflicts of Interest":

     "In considering the terms of the Employment and Confidentiality Agreements, the BLP Board noted that such agreements only become effective if and when the Merger is consummated and evaluated the proposed transactions with management within the context of the Merger taken as a whole, because such transactions were a condition and inducement to Cardinal's entering into the Merger Agreement. Accordingly, the proposed transactions with management had no effect on the recommendation of the BLP Board."

Item 8.  Additional Information

Item 8 of the Statement is hereby supplemented by the following:

     Legal Proceedings. On June 10, 2002, the putative class action complaint that had purportedly been filed against BLP, BLP's Board of Directors and Cardinal was withdrawn and terminated by the plaintiff and plaintiff's counsel without the payment of any costs, expenses or consideration of any kind by BLP, Cardinal or any of the other defendants.

Item 9.  Exhibits.

The following Exhibit is filed with this Amendment No. 3 to the Statement:

Exhibit
No.                                          Description
-------                                      -----------
(a)(4)    Opinion of Bear, Stearns & Co. Inc., dated May 15, 2002 (included as
          Schedule II to this Statement).





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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2002            BORON, LEPORE & ASSOCIATES, INC.


                                 By:/s/ Anthony J. Cherichella
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                                       Anthony J. Cherichella
                                       Executive Vice President and
                                       Chief Financial Officer


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